Exhibit 99.6

Security Class

Holder Account Number

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Voting Instruction Form (“VIF”) - Annual General and Special Meeting to be held on Thursday, May 23, 2019

  NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.	_ _ _
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10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIF’s submitted must be received by 5:00 pm, EDT, on Tuesday, May 21, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01I7AB

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Appointment of Proxyholder

I/We, being holder(s) of BELLATRIX EXPLORATION LTD. hereby appoint Solium.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Bellatrix Exploration Ltd. to be held in the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta T2R 1M3 on Thursday, May 23, 2019 at 10:30 am MDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1.   Continuance Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the continuance (the “Continuance”) of Bellatrix into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”) and the repeal and replacement of the existing by-laws of the Corporation with a new By-Law No. 1 upon completion of the Continuance;

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2.   Stated Capital Reduction Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing a reduction of the stated capital of the common shares, as more particularly described in the accompanying management information circular dated April 18, 2019 (the “Information Circular”);

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3.   Shareholder’s Arrangement Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Information Circular;

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4.   Warrant Transactions Resolution

Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the exercise price of the Second Lien Exchange Warrants (as defined in the Information Circular) and the issuance of warrants on the same terms as the amended Second Lien Exchange Warrants, which is more particularly described in the Information Circular;

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5. Fix the Number or Directors To fix the number of directors of the Corporation (the “Directors”) to be elected at the Shareholders’ Meeting at eight (8);	☐	☐

6. Election of Directors To elect the Directors of the Corporation;
	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. Brent A. Eshleman	☐	☐	02. John H. Cuthbertson	☐	☐	03. W.C. (Mickey) Dunn	☐	☐	04. Lynn Kis	☐	☐

05. Keith E. Macdonald	☐	☐	06. Thomas E. MacInnis	☐	☐	07. Murray B. Todd	☐	☐	08. Keith S. Turnbull	☐	☐

7. Appointment of Auditors Re-appoint the auditor of the Corporation for the ensuing year and authorize the Directors to fix the remuneration to be paid to the auditor;	☐	☐
	For	Against

8.   Approval of Corporation’s Award Plan

Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated awards under the Corporation’s award incentive plan as more particularly described in the Information Circular;

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9. Executive Compensation Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s approach to executive compensation; and	☐	☐
Transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdale.com, as the policies of the TSX require that your votes be excluded for the purposes of certain TSX approval thresholds.

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Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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